Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100
October 1, 2009
Via EDGAR
Mr. James Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Merck & Co., Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009 (File No. 001-03305)
Dear Mr. Rosenberg:
In reference to your comment letter dated June 22, 2009 addressed to Richard T. Clark, Chairman, President and Chief Executive Officer, relating to Form 10-K for the fiscal year ended December 31, 2008 and our response to that letter dated July 2, 2009, we supplementally acknowledge that:
▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the above, please contact me at 908 423- 2485 or Jon Filderman, Counsel, Corporate Staff, at 908 423-3853.
Very truly yours,
/s/ John Canan
John Canan
Senior Vice President and Controller
cc: Jon Filderman